Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

August 31, 2016

VIA EDGAR

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)
File Nos. 811-04014, 002-90949

Dear Ms. Hamilton:

On behalf of the Registrant, and with respect to each of the Meridian Growth Fund, Meridian Contrarian Fund, Meridian Equity Income Fund and Meridian Small Cap Growth Fund (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on August 4, 2016 with regard to the Registrant’s filings on Form N-CSR for the reporting period ended June 30, 2015 and Form N-PX filed on August 14, 2015, as well as corresponding disclosures made in the Registrant’s Registration Statement on Form N-1A and the Registrant’s website. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

I.	General

1.	Staff Comment: The Registrant is advised to file a written response to the Staff’s comments via EDGAR correspondence. The Staff notes that some of their comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review its filings as a whole to determine other areas where such comments may apply. The Registrant is also advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response: Comment complied with. See other responses throughout this letter.

II.	Filing on Form N-CSR (reporting period ended June 30, 2015)

1.	Staff Comment: The graphical representation of portfolio holdings for the Meridian Growth Fund shows that the Fund had 27.5% of its total investments (excluding cash and cash equivalents) invested in the “Industrials” sector as of June 30, 2015 and the graphical representation of portfolio holdings for the Meridian Small Cap Growth Fund shows that the Fund had 30.6% of its total investments (excluding cash and cash equivalents) invested in the “Industrials” sector as of June 30, 2015. Please consider whether the Funds should include additional disclosure in their registration statements about the risks generally of sector concentration. If any of the Funds expect to regularly concentrate in particular sectors, please consider whether those Funds should include additional disclosure about the risks of concentrating in those particular sectors.

Registrant’s Response: The Registrant will add the following principal risk to each Fund’s prospectus in the upcoming annual November 2016 post-effective amendment on Form N-1A:

“Sector Concentration Risk – The Fund may concentrate its investments in companies that are in a single sector or related sector. Concentrating investments in a single sector may make the Fund more susceptible to adverse economic, business, regulatory or other developments affecting that sector. If an economic downturn occurs in a sector in which the Fund’s investments are concentrated, the Fund may perform poorly during that period.”

2.	Staff Comment: The Financial Highlights table for the Meridian Equity Income Fund shows that the portfolio turnover rate for the Fund was 266% in 2015, as compared to 35% in 2014. Please explain the reasons for the increase in turnover rate and discuss whether it will be as high or higher in the future. If the turnover rate will remain at or around this level, consider adding disclosure about high portfolio turnover risk to the Fund’s prospectus.

Registrant’s Response: The high portfolio turnover rate for 2015 was substantially attributable to a change in the Fund’s portfolio manager. The current portfolio manager assumed management of the Fund in October 2014 and the high turnover rate is substantially a result of the new portfolio manager selling the prior manager’s securities and implementing new securities. This was an isolated event that is not likely to occur in the near future. The portfolio turnover rate for the Fund was 57% for the fiscal year ended June 30, 2016, which is more representative of the portfolio turnover rate currently expected for the Fund. For these reasons, the Registrant does not currently anticipate that the portfolio turnover rate for the Meridian Equity Income Fund will be above 100% in the future and no changes will be made to the Fund’s prospectus.

3.	Staff Comment: The “Ratio of Expenses to Net Average Assets – After Fees Waived” line item in the Financial Highlights table for each Fund includes a footnote that references Note 5 to the Financial Statements, which note discusses “Market and Debt Securities Risk.” In future reports, please correct this footnote to reference the correct note to the Financial Statements.

Registrant’s Response: In future filings, the Registrant will correct the footnote to the Financial Highlights table to reference the equivalent of Note 6 to the Financial

Statements for the period ending June 30, 2016, which discusses “Affiliate Transactions and Fees.”

III.	Filing on Form N-PX (filed August 14, 2015)

1.	Staff Comment: General Instruction (F)(2)(a) of Form N-PX states that the form must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers. This form is signed by the Registrant’s treasurer. In the future, please have the principal executive officer sign the form on behalf of the Fund.

Registrant’s Response: The Registrant will have its principal executive officer or officers sign each of its future Form N-PX filing, commencing with the filing [to be] made for the annual period ending June 30, 2016.

IV.	Registrant’s Website

1.	Staff Comment: The expense ratios presented in the fact sheets on the Registrant’s website for the Meridian Equity Income Fund and the Meridian Small Cap Growth Fund do not include acquired fund fees and expenses. Please update the fact sheets to either include acquired fund fees and expenses or disclose in the fact sheets that the expense ratios presented do not include acquired fund fees and expenses.

Registrant’s Response: The Registrant will update the fact sheets on the website to disclose that the expense ratios exclude acquired fund fees and expenses.

2.	Staff Comment: The Summary Prospectuses for each Fund presented on the website lack the functionality required by Rule 498(e). Specifically, (i) the table of contents must be compliant with Rule 498(e)(ii), and (ii) pursuant to Rule 498(e)(iii), the Summary Prospectus must either (x) permit a reader to move directly back and forth between the Summary Prospectus and any section of the Statutory Prospectus and Statement of Additional Information that provides additional detail concerning that section of the Summary Prospectus or (y) provide links located at both the beginning and the end of the Summary Prospectus, or that are continuously available to the reader throughout the Summary Prospectus, and tables of contents of both the Statutory Prospectus and the Statement of Additional Information that meet the requirements of Rule 498(e)(ii).

Registrant’s Response: The Registrant will comply with the Staff’s comments.

The Registrant hereby acknowledges that:

•	the Staff comments, or changes to disclosure in response to the Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filings;

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ David Corkins

David Corkins

President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP